Vanguard Variable Insurance Fund
Small Company Growth Portfolio

Supplement to the Prospectus and Summary Prospectus Dated
April 30, 2015

Restructuring of Investment Advisory Team

The board of trustees of Vanguard Variable Insurance Fund
Small Company Growth Portfolio has added Arrowpoint Asset
Management, LLC (Arrowpoint Partners), to the Portfolio?s investment advisory team. Effective immediately, Arrowpoint
Partners will manage a portion of the Portfolio's assets.

Arrowpoint Partners and the Portfolio's two other investment advisors- Granahan Investment Management, Inc. and The Vanguard Group, Inc.-each independently select and maintain a portfolio of common stocks for the Portfolio. The Portfolio's board of trustees determines the proportion of the Portfolio?s assets to be managed by each advisor and may change these proportions at any time.

The Portfolio's investment objective, principal investment strategies, and principal risks are not expected to change.

Prospectus and Summary Prospectus Text Changes

The following is added under the heading "Investment Advisors":

Arrowpoint Asset Management, LLC (Arrowpoint Partners)

In the same section, the following is added to the list of Portfolio Managers:

Chad Meade, Partner and Portfolio Manager of Arrowpoint Partners.
He has co-managed a portion of the Portfolio since January 2016.

Brian Schaub, CFA, Partner and Portfolio Manager of Arrowpoint
Partners. He has co-managed a portion of the Portfolio since
January 2016.

Prospectus Text Changes

The following is added in the description of the Portfolio's investment advisors under the heading ?Security Selection?:

Arrowpoint Asset Management, LLC (Arrowpoint Partners), uses in-depth, fundamental research to uncover companies that, in its opinion, can control their own economic destiny. Arrowpoint Partners starts by identifying businesses with strong competitive advantages in industries with high barriers to entry. Arrowpoint Partners then narrows its focus to companies with large potential markets and high-quality business models focused on the future. Finally, Arrowpoint Partners minimizes potential downside risk, resulting in a diversified portfolio of stable growth companies, cyclical share gainers, and to a lesser extent, game-changing growth businesses that Arrowpoint Partners feels will deliver returns beyond those of the benchmark index over time.

The following replaces similar text in the Investment Advisors section:

The Portfolio uses a multimanager approach. Each advisor independently manages its assigned portion of the Portfolio's assets subject to the supervision and oversight of Vanguard and the Fund's board of trustees. The board of trustees designates the proportion of Portfolio assets to be managed by each advisor and may change these proportions at any time.

Arrowpoint Asset Management, LLC (Arrowpoint Partners), 100 Fillmore Street, Suite 325, Denver, CO 80206; Granahan Investment Management, Inc. (Granahan), 404 Wyman Street, Suite 460, Waltham, MA 02451; and The Vanguard Group, Inc., P.O. Box 2600, Valley Forge, PA 19482, each provide investment advisory services for the Portfolio.

Arrowpoint Partners is an investment advisory firm founded in 2007. As of December 31, 2015, Arrowpoint Partners managed approximately $7.7 billion in assets.

Granahan, an investment advisory firm founded in 1985, is a Massachusetts corporation. Granahan managed approximately $3.5 billion in assets as of December 31, 2014.

Vanguard, which began operations in 1975, serves as advisor to the Portfolio through its Equity Investment Group. As of December 31,
2014, Vanguard managed approximately $2.3 trillion in assets.

The Portfolio pays each of its investment advisors (other than Vanguard) a base fee plus or minus a performance adjustment. The base fee, which is paid quarterly, is a percentage of average daily net assets managed by each advisor during the most recent fiscal quarter. The performance adjustment, also paid quarterly, is based on the cumulative total return of each advisor's portion of the Portfolio relative to that of the Russell 2500 Growth Index over the preceding 60-month period for Arrowpoint Partners, and the Russell 2000 Growth Index over the preceeding 36-month period for Granahan. When the performance adjustment is positive, the Portfolio's expenses increase; when it is negative, expenses decrease.

Also in the Investment Advisors section, the following is added to the list of managers primarily responsible for the day-to-day management of the Portfolio are:

Chad Meade, Partner and Portfolio Manager of Arrowpoint Partners. He has worked in investment management since 1998, has managed investment portfolios since 2006, has been with Arrowpoint Partners since 2013, and has co-managed a portion of the Portfolio since January 2016. Education: B.S., Virginia Tech.

Brian Schaub, CFA, Partner and Portfolio Manager of Arrowpoint Partners. He has worked in investment management since 2000, has managed investment portfolios since 2006, has been with Arrowpoint Partners since 2013, and has co-managed a portion of the Portfolio since January 2016. Education: B.A., Williams College.

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